Mail Stop 3561

January 25, 2007

Via Fax & U.S. Mail

Mr. Xu Jie Bo
Chief Financial Officer
CHINA SOUTHERN AIRLINES COMPANY LIMITED
278 Ji Chang Road
Guangzhou
The People's Republic of China 510405

Re: China Southern Airlines Company Limited
Supplemental response letter dated November 29, 2006 regarding the Form 20-F for the year ended December 31, 2005
File No. 1-14660

Dear Mr. Xu:

We have reviewed your supplemental response letter to us dated November 29, 2006 in response to our letter of comment dated October 30, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 10 business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

Financial Statements

Note 2(d)(ii) Leased assets, page F-14

1.   We note your response to prior comment 2 that you "had not entered into operating lease contracts which charge contingent rents." Assuming you leave your current footnote disclosure as shown (i.e., the last sentence of the footnote), please briefly describe the nature of any contingent rentals that may be entered into, or, disclose that you have not entered into any operating lease contracts that contain contingent rentals.

Note 2(u) Maintenance and overhaul costs, page F-24
and
Note 51. Significant Differences Between IFRS and U.S. GAAP
(g) Provisions for major overhauls, page F-82

2.   We have reviewed your response to prior comment 3. Your response indicates that for U.S. GAAP purposes, you accrue major overhauls of aircraft held under operating leases using the 'accrue-in-advance' method. You also state that this is the same method used in your IFRS consolidated financial statements where such estimated costs of the next expected overhaul are accrued and charged to the income statement over the estimated period between overhauls. Please note that the 'accrue-in-advance' method will no longer be acceptable for U.S. GAAP purposes pursuant to the guidance of FASB Staff Position No. AUG-AIR-1, "Accounting for Planned Major Maintenance Activities," (the "FSP"), which is effective for the first fiscal year beginning after December 15, 2006 and requires retrospective application for all financial statements presented. In this regard, we would expect there to be a U.S. GAAP reconciliation difference disclosed in your financial statements upon the effective date of the FSP, as the accrual method is no longer acceptable for U.S. GAAP. Please confirm that you will comply with the FSP or advise in detail.

3.   Also as a further follow-up to our prior comment 3, with respect to the major overhaul costs to be incurred upon return of the aircraft, we believe these lease return costs should be accounted for in a manner similar to the accounting for contingent rent, that is, recognized over the remaining life of the lease in accordance with EITF 98-9, "Accounting for Contingent Rent." The objective is to recognize the expense for lease return costs as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. We believe these costs become probable and the amount can be estimated only near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned.) Please advise how your policy complies with U.S. GAAP, or provide an adjustment in the U.S. GAAP reconciliation footnote. It is unclear from your previous response as to how your accounting policy for lease return costs addresses the concerns of our comment.

Other

4.   We note you inadvertently omitted to respond in writing to the section containing the bullet points at the end of our comment letter dated October 30, 2006. As such, we have reiterated that section below. Please provide a written acknowledgement in your next response letter.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Mr. Lyn F. Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief